06006684

AB 3/27/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30302

SEC MAIL PROCESSING SECTION MAR 3 2006 WASHINGTON, D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sycamore Financial Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 Rockford Lane, Box 4058
(No. and Street)

Kokomo, (City) Indiana (State) 46094 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Smith (317) 455-1554
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rider Kenley & Associates
(Name — if individual, state last, first, middle name)

(Address) Indianapolis, (City) IN (State) 46280 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Craig A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sycamore Financial Group, Inc., as of December 31, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres.

Title

Notary Public

2/28/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDER KENLEY & ASSOCIATES

SYCAMORE FINANCIAL GROUP

FINANCIAL STATEMENTS

December 31, 2005 and 2004

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
I:\msword\clients\346\fs1203.doc
9755 RANDALL DRIVE • SUITE 100 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

SYCAMORE FINANCIAL GROUP

CONTENTS

RIDER KENLEY & ASSOCIATES

SEC MAIL
RECEIVED
MAR 03 2006
WASH. D.C.
213
PROCESSING
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sycamore Financial Group
Kokomo, Indiana 46902

We have audited the accompanying statement of financial condition of Sycamore Financial Group as of December 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Financial Group as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rider Kenley & Associates

Rider Kenley & Associates
January 25, 2006

9755 RANDALL DRIVE • SUITE 100 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

SYCAMORE FINANCIAL GROUP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
Cash	$ 5,027	$ 19,231
Investment Securities (Note 2)	359,806	314,528
Deposits with Clearing Organizations and Correspondent Brokers	16,025	15,735
Receivable from Brokers and Dealers (Note 4)	-0-	62,656
Office Furniture, Fixtures and Equipment (Less Accumulated Depreciation of $104,904 and $95,442)	34,882	19,394
Other Investments (Note 3)	109,132	-0-
Prepaid Federal and State income tax	1,049	1,631
Total Assets	$525,921	$433,175

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Payable to Brokers and Dealers (Note 4)	$ 27,431	$ 21,699
Accounts Payable, Accrued Expenses and Other Liabilities	80,264	32,516
Total Liabilities	107,695	54,215
Stockholders' Equity		
Common Stock (Authorized 10,000 shares, issued and outstanding: 4,392 in 2004 and 2003)	$ 43,897	43,897
Additional paid in capital	27,300	27,300
Treasury Stock (790 shares purchased)	(22,257)	(22,257)
Retained Earnings	369,286	330,020
Total Stockholders' Equity	418,226	378,960
Total Liabilities and Stockholders' Equity	$525,921	$433,175

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENTS OF INCOME
For the Year Ended December 31, 2005 and 2004

REVENUES

	2005	2004
Rental income	$ 33,122	$ 33,704
Commissions, marks and fees	1,698,589	1,506,855
Investment income (loss)	9,738	80,146
Total Revenue	1,741,449	1,620,705
EXPENSES		
Employee compensation and benefits	157,840	168,252
Commissions	1,280,230	1,058,020
Rent (equipment and occupancy)	74,400	76,350
Telephone, telegraph and postage	16,017	15,832
Depreciation and amortization	9,462	24,222
Promotional expense	19,384	18,178
Property Taxes	7,316	5,438
Other operating expense	132,165	136,244
Total Expenses	1,696,814	1,502,536
Income (loss) Before Income Tax	44,635	118,169
Income Tax Benefit (Expense) (Note 5)	(10,041)	(29,260)
Net Income Before Equity in Income of Investee	34,594	88,909
Equity in Income of Investee	4,672	-0-
Net Income	$ 39,266	$ 88,909
Earning per share of common stock	$ 8.94	$ 20.24

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005 and 2004

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2004	$43,897	(22,257)	$ 27,300	$241,111
Additional Paid in Capital	---	---	---	---
Stock Issue	---	---	---	---
Purchase of Shares	---	---	---	---
Net Income – 2004	---	---	---	88,909
December 31, 2004	43,897	(22,257)	27,300	330,020
Additional Paid-In Capital	---	---	---	---
Purchase of Shares	---	---	---	---
Stock issue	---	---	---	---
Net Income - 2005	---	---	---	39,266
Balances at December 31, 2005	$ 43,897	$(22,257)	$ 27,300	$369,286

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operations		
Net Income (Loss)	$ 39,266	$ 88,909
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation and amortization	9,462	24,222
(Increase) decrease in broker deposit	(290)	(89)
(Increase) decrease in net receivables	62,656	(62,653)
(Increase) decrease in other assets	(109,132)	-0-
Increase (decrease) in prepaid taxes	582	(1,631)
Increase (decrease) in payables	5,732	(110)
Increase (decrease) in accruals	47,748	22,906
Net cash provided (used) by operating activities	56,024	71,554
Cash Flows From Investing Activities		
Purchases of capital assets	(24,950)	(24,234)
Disposition of capital assets	---	---
Investment securities purchased	(54,867)	(125,245)
Investment securities sold	9,589	84,804
Net cash provided (used) by investing activities	(70,228)	(64,675)
Cash Flows From Financing Activities		
Note Receivable - related party	-0-	-0-
Stock issue / (Purchase of Treasury Stock)	-0-	-0-
Net cash provided (used) by financing activities	-0-	-0-
Net Increase (Decrease) in Cash	(14,204)	6,879
Cash at Beginning of Period	19,231	12,352
Cash at End of Period	$ 5,027	$ 19,231
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Interest	$ 2,109	$ 150
Taxes	$ 8,700	$ 17,064

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1 - ACCOUNTING POLICIES

Sycamore Financial Group is a securities brokerage firm. Currently the firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. Sycamore Financial Group maintains no physical securities, client cash or margin accounts.

The firm has branch offices in Anderson and Muncie, Indiana, which run all transactions through the Kokomo office. Kokomo pays the branches commissions earned once each month. The firm provides overhead contribution to the Anderson branch.

The cost of furniture and fixtures, equipment, buildings, and improvements is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line, ACRS, and MACRS methods for financial reporting and income tax purposes. Use of these methods does not result in a material departure from generally accepted accounting principles.

The company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENT SECURITIES

At December 31, 2005 and 2004, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3 - OTHER INVESTMENTS

Represents an investment in Wagley Investment Advisors, Inc. in which the company has a 20% interest at December 31, 2005. The investment is carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, and amortization of excess of cost over equity acquired. The company acquired it's entire interest on April 20, 2005.

NOTE 4 - RECEIVABLES/PAYABLES FROM/TO BROKERS

Receivables from brokers represent commissions due and accrued to Sycamore Financial Group from their correspondents. The payable to brokers is commission due to the brokers at the Anderson and Muncie Branches and registered representatives at the Kokomo main office.

NOTE 5 - INCOME TAX EXPENSE

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse.

The components of income tax expense are:

		2005	2004
Currently payable	$	11,122	$ 11,379
Deferred taxes/ (credit) due to timing difference		-1,081	17,881
Total income tax expense		$ 10,041	$29,260

The principal sources of timing differences are accounting methods used to value investments at market for book purposes and at cost for income tax purposes.

NOTE 6 - LEASES

The Company leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Company under an operating lease which expires on January 1, 2007. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewal rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000.00 in rent for the year ended 2005 and 2004. The Company subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately.

NOTE 7 – SELF-INSURED

During 2003 the Company made the decision to self-insure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

SUPPLEMENTARY INFORMATION

SYCAMORE FINANCIAL GROUP
COMPUTATION OF NET CAPITAL REQUIREMENTS
December 31, 2005
Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 418,226
2.	Deduct ownership equity not allowable for Net Capital		---
3.	Total ownership equity qualified for Net Capital		$ 418,226
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		---
	B. Other-deductions or allowable credits		---
5.	Total capital and allowable subordinated liabilities		418,226
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$145,063	
	B. Secured demand note deficiency	---	
	C. Commodity futures contracts and spot commodities-proprietary capital charges	---	
	D. Other deductions and/or charges	---	(145,063)
7.	Other additions and/or allowable credits		---
8.	Net capital before haircuts on securities positions		273,163
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
	A. Contractual securities commitments	---	
	B. Subordinated securities borrowings	---	
	C. Trading and investment securities		
	1. Exempted securities	---	
	2. Debt securities	---	
	3. Options	---	
	4. Other securities	53,987	
	D. Undue Concentration	---	
	E. Other	---	(53,987)
10.	Net Capital		$ 219,176

COMPUTATION OF NET CAPITAL REQUIREMENTS

11.	Minimum net capital requested (6-2/3% of line 19)	$ 7,171
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
13.	Net capital requirement (greater of line 11 or 12)	50,000
14.	Excess net capital (line 10 less 13)	169,176
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	208,407

SYCAMORE FINANCIAL GROUP
COMPUTATION OF CAPITAL REQUIREMENTS
December 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition.		$107,695
17.	Add		
	A. Drafts for immediate credit	$ ---	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ ---	
	C. Other unrecorded amounts (List)	$ ---	---
19.	Total aggregate indebtedness		$107,695
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		49.14%
21.	Percentage of debt to debt + equity total computed in accordance with Rule 15c3-1(d)		25.38%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B
Not applicable

Note: Difference between this Schedule I and the December 31, 2004 Focus IIA report resulted from a change in accrued income taxes. Net capital changed by $1,230.00

Exemption from SEC Rule 15c3-3: Sycamore Financial Group holds no customer securities or funds due to a restrictive agreement maintained by the firm.

Exemption from schedule of segregation requirements and funds in segregation pursuant to Commodity Exchange act: Sycamore Financial Group has no dealings in commodities.

RIDER KENLEY & ASSOCIATES

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Sycamore Financial Group

We have examined the financial statements of Sycamore Financial Group for the year ended December 31, 2005, and have issued our report thereon dated January 25, 2006. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Sycamore Financial Group that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

CERTIFIED PUBLIC ACCOUNTANTS · A PROFESSIONAL CORPORATION
9755 RANDALL DRIVE • SUITE 100 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Sycamore Financial Group taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Security Dealers and should not be used for any other purpose.

Rider Kenley & Associates

Rider Kenley & Associates
January 25, 2006